Exhibit 99.1

Focus Media Responds to the Allegations Made by Muddy Waters

SHANGHAI , Jan. 6, 2012 — Focus Media Holding Limited (“Focus Media” or the “Company”) (Nasdaq: FMCN), China’s largest lifestyle targeted out-of-home digital media company, responded today to the allegations raised in a research report by Muddy Waters dated January 6, 2012 (the “Report”).  Focus Media denies the allegations of impropriety in the Report entirely. The Company maintains that there were no improprieties involved in the transaction alleged in the Report. This transaction related to the insignificant acquisition of a regional distributor (“FMCN Jilin”) in Jilin Province in northeast China to expand the Company’s display network (the “Acquisition”). The Acquisition provided for three-year earnout payments of no more than US$3,000,000 in aggregate to the shareholders of FMCN Jilin. During the earnout period, Hunchun Shengtai Ginseng Plantation Co. Ltd. (“HSGP”) was acquired to gain certain tax benefits. Upon the completion of the earnout arrangement, one of the original shareholders of FMCN Jilin became a 15% shareholder of FMCN Jilin and continued to operate the business of FMCN Jilin.

Focus Media will release additional information concerning the Transaction in the early part of the week beginning January 9, 2012. In addition, Focus Media will take all necessary legal measures to defend itself against the allegations made by Muddy Waters and to protect the interests of shareholders.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States .  Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN — News) operates China ‘s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn